SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. AND PARTICIPATING EMPLOYERS SUPPLEMENTAL RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.
710 Medtronic Parkway Minneapolis, MN 55432

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. AND PARTICIPATING EMPLOYERS SUPPLEMENTAL RETIREMENT PLAN

Dated: October 27, 2003	By:	/s/ Janet S. Fiola

Janet S. Fiola Senior Vice President, Human Resources

Medtronic, Inc. and

Participating Employers

Supplemental Retirement Plan

Financial Statements and Supplemental Schedule

April 30, 2003 and 2002

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Note: Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the schedules are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan:

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan (the “Plan”) at April 30, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held For Investment Purposes at April 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 1, the Compensation Committee of the Board of Directors of Medtronic, Inc. approved the merger of the Plan into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan effective May 31, 2001.  Effective May 31, 2003, all remaining Plan assets were transferred into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 17, 2003

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Statement of Assets Available for Benefits

(in 000’s)

		April 30,
		2003	2002

Investments at fair value:
Medtronic Common Stock Fund	*	$115,011	$128,647
Vanguard 500 Index Fund	*	17,684	25,679
Vanguard PRIMECAP Fund	*	15,639	22,341
Vanguard Wellington Fund	*	20,658	26,253
Vanguard Windsor II Fund		7,857	11,630
Vanguard Explorer Fund		3,391	6,201
Vanguard International Growth Fund		3,201	4,792
Vanguard U.S. Growth Fund		1,322	2,324
Vanguard Total Bond Market Index Fund		4,958	4,563
Vanguard Extended Market Index Fund		1,413	1,915
Participant loans receivable		7	66
		191,141	234,411
Medtronic Interest Income Fund, at contract value	*	56,996	50,896
Total investments		248,137	285,307
Assets available for benefits		$248,137	$285,307

* Represents 5% or more of assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Statement of Changes in Assets Available for Benefits

(in 000’s)

	Year Ended April 30,
	2003	2002

Additions:
Investment income (loss):
Interest and dividend income	$5,004	$7,404
Net depreciation in fair value of investments	(9,001)	(27,552)
Total investment loss	(3,997)	(20,148)
Employee contributions	42	1,746
Assets transferred from other plans (Note 7)	74	1,012
Total additions	(3,881)	(17,390)
Deductions:
Assets transferred to other plan (Note 1)	(5,242)	(936,750)
Benefits paid to participants	(27,879)	(49,503)
Forfeiture withdrawals	(12)	(2,282)
Administrative expenses	(156)	(210)
Total deductions:	(33,289)	(988,745)

Decrease in assets available for benefits	(37,170)	(1,006,135)
Assets available for benefits:
Beginning of year	285,307	1,291,442
End of year	$248,137	$285,307

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Company established the Plan to help employees increase retirement savings and provide financial security upon retirement. Historically, the Plan was available to all eligible regular full-time and part-time employees immediately upon hire. Employee contributions are subject to certain IRS limits on allowable compensation and maximum contribution amounts. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger and Transfer of Plan Assets

The Compensation Committee of the Board of Directors of the Company approved the merger of the Plan into the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (ESOP/SRP) on March 8, 2001. In conjunction with this approval, the assets of the actively employed participants totaling $936,750,000 were transferred into the ESOP/SRP effective May 31, 2001. Participants who have terminated employment or retired as of May 31, 2001 (hereinafter referred to as “Inactive Participants”) were given the election to keep their assets in the Plan for a period of up to two years.  Twenty-one Inactive Participants were rehired subsequent to May 31, 2001 and currently participate in the Plan.  The participants rehired are subject to the same options as the active participants in the ESOP/SRP.

During the fiscal Plan year of 2003, $5,242,000 in assets were transferred to the ESOP/SRP.  Effective May 31, 2003, all remaining Plan assets were transferred into the ESOP/SRP.

Administration

The Qualified Plan Committee oversees the administration of the Plan. The committee appointed Vanguard Fiduciary Trust Company as Trustee of the plan assets and Recordkeeper of the Plan. Vanguard Fiduciary Trust Company (hereinafter referred to as the “Trustee”) has been appointed to provide participant services, education, and communication services. The Trustee maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and (losses) thereon, and expenses credited thereto.

Contributions

Participant contributions are made to the Plan through payroll deductions. Participants direct the investment of their contributions into eleven various investment options offered by the Plan. The participants have the ability to change their investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers a month in or out of the Medtronic Common Stock Fund.

Participating employees can contribute 2% to 25% of eligible earnings on a pre-tax basis to the Plan. Participants do not receive matching allocations directly to the Plan, however, participants receive matching allocations of Medtronic common stock to their ESOP/SRP accounts.  The matching allocation is based on participants’ contributions up to 6% of their eligible compensation, and ranges from 50% to 150% of these contributions. Matching allocations made to the ESOP/SRP totaled approximately $1,500 and $67,000 for fiscal years 2003 and 2002, respectively.  Participants are allowed to immediately transfer matching allocated amounts to any of the SRP investment choices.

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon at all times. Active participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested on all Company contributions after five years. Participant forfeitures of nonvested amounts reduce Company contributions. During fiscal years 2003 and 2002, $57,000 and $292,000, respectively, were forfeited by terminating employees before these amounts became vested.

Distributions

Inactive Participants must take a complete distribution if the value of their account is $5,000 or less. If the value of the participant’s account is greater than $5,000, the participant may elect to defer the distribution until a later date, take a cash withdrawal or request a direct rollover.  Retired Inactive Participants also have the option to take monthly installments from the Plan. Distribution of participant funds invested in Medtronic stock may be taken in-kind or as cash.

The Company has allowed Inactive Participants until May 31, 2003 to take a complete distribution from the Plan without taking a complete distribution from the ESOP as well. After this date, if an Inactive Participant elects a complete distribution or monthly installment payments, the distribution will be taken from the combined Plan.

Active participants can take hardship withdrawals from the Plan if they incur an immediate and severe financial need that cannot be met through other available sources in the Plan including the available loan provisions.  The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant's account becomes fully vested and will be paid to the designated beneficiary, or if no beneficiary has been designated, the balance will be paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic stock in-kind or as cash.

Participant Loans

Active participants are limited to one loan outstanding and can borrow up to 50% of their vested balance not to exceed the maximum loan amount of $50,000.  The minimum loan amount is $1,000.  Loans are repaid through payroll deductions in equal amounts, typically over one to five years.  The interest rate is calculated as one percentage point over the prime rate in effect at US Bank, N.A., on the first workday of the month in which the loan is made and remains fixed for the duration of the loan.  At April 30, 2003, loans receivable were due at various dates through 2005 with interest rates ranging from 7.75% to 9.75%.

Plan Termination

Termination or retirement benefits are paid by the Trustee in accordance with the provisions of the Plan and the instructions of Medtronic, Inc., acting as plan administrator. In the event the Plan is terminated, the Company would cause all amounts in the hands of the Trustee to be allocated and distributed to the participants based upon their investment balance.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value, except for its investment contracts, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Medtronic Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus the uninvested cash position). Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Investment Transactions and Related Investment Income

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statement of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses are paid by the Plan. Such expenses consist of recordkeeping fees, trustee fees and account maintenance fees. Participants pay for the fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts.  In addition, participants with loans pay an origination and annual loan fees for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2003 and 2002, approximately 46% and 45% of the Plan’s assets were invested in the common stock of Medtronic, Inc. The underlying value of the Medtronic Common Stock Fund is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that the changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.  Investments

The net (depreciation) appreciation in the fair value of investments during 2003 and 2002, including investments purchased and sold as well as those held during the year, was as follows (in 000’s):

	Year Ended April 30,
	2003	2002

Medtronic Common Stock Fund	$4,785	$(15,292)
Vanguard 500 Index Fund	(3,672)	(4,283)
Vanguard PRIMECAP Fund	(3,203)	(5,647)
Vanguard Wellington Fund	(2,367)	(191)
Vanguard Windsor II Fund	(1,988)	402
Vanguard Explorer Fund	(1,161)	221
Vanguard International Growth Fund	(873)	(1,708)
Vanguard U.S. Growth Fund	(321)	(1,224)
Vanguard Total Bond Market Index Fund	133	75
Vanguard Extended Market Index Fund	(334)	95
Net depreciation in fair value of investments	$(9,001)	$(27,552)

The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximate fair value, as these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issuers or otherwise.

The average yield of the Medtronic Interest Income Fund was 4.78% and 6.15% for 2003 and 2002, respectively. The crediting interest rate of the Medtronic Interest Income Fund was 4.83% and 6.03% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.  Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Trust. Vanguard Trust acts as trustee for all investments of the Plan.

At April 30, 2003, the Plan held 2,392,067 shares of Medtronic, Inc. common stock valued at approximately $115,011,000.  At April 30, 2002, the Plan held 2,878,653 shares of Medtronic, Inc. common stock valued at approximately $128,647,000.

Total purchases and proceeds from sales, including purchases and sales of Medtronic stock, for the years ended April 30, 2003 and April 30, 2002 were $24,623,000 and $48,342,000, and $28,630,000 and $13,548,000, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

5.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 (in 000’s):

	April 30,
	2003	2002

Assets available for benefits per the financial statements	$248,137	$285,307
Amounts allocated to withdrawing participants	(4,262)	(3,056)
Assets available for benefits per the Form 5500	$243,875	$282,251

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 (in 000’s):

	Year Ended
	2003	2002

Benefits paid to participants per the financial statements	$27,879	$49,503
Add: Amounts allocated to withdrawing participants at end of year	4,262	3,056
Less: Amounts allocated to withdrawing participants at beginning of year	(3,056)	(4,945)
Benefits paid to participants per the Form 5500	$29,085	$47,614

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but have not yet been paid as of that date.

6.  Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on March 28, 1996. Although the Plan has been amended since receiving the determination letter, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.  Assets Transferred from Other Plans

During fiscal year 2002, the Company acquired PercuSurge, Inc. In connection with this acquisition, the employees of PercuSurge, Inc. became eligible for participation in the Plan, and $1,012,000 of related benefit plan assets were transferred into the Plan.

During fiscal year 2003, participants transferred assets from the ESOP/SRP into the Plan of $74,000.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. and Participating Employers

Supplemental Retirement Plan

Schedule of Assets Held for Investment Purposes

April 30, 2003

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Fund	Investment Type	Cost**	Current Value

*	Medtronic Common Stock Fund	Company Stock Fund		$115,011
*	Vanguard 500 Index Fund	Registered Investment Company		17,684
*	Vanguard PRIMECAP Fund	Registered Investment Company		15,639
*	Vanguard Wellington Fund	Registered Investment Company		20,658
*	Vanguard Windsor II Fund	Registered Investment Company		7,857
*	Vanguard Explorer Fund	Registered Investment Company		3,391
*	Vanguard International Growth Fund	Registered Investment Company		3,201
*	Vanguard U.S. Growth Fund	Registered Investment Company		1,322
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		4,958
*	Vanguard Extended Market Index Fund	Registered Investment Company		1,413
*	Participant loans receivable	Interest at 7.75% to 9.75% (Due at various dates through 2005)		7
*	Medtronic Interest Income Fund	Unallocated Insurance Contracts		56,996

	Totals			$248,137

*                                         Denotes party-in-interest

**                                  Cost information is excluded as it is no longer required for participant-directed investments

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-37529 and 33-44230) of Medtronic, Inc. of our report dated October 17, 2003 relating to the financial statements and supplemental schedule of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
October 27, 2003